SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CNH GLOBAL N.V.

Form 6-K for the month of January 2011

List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural Equipment During the Month of December and Cumulative for 12 Months 2010, Compared with Prior Year Periods, and Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of November 2010 Relative to Industry Results or Levels.

2.	Registrant’s Estimated North American Retail Unit Sales Activity For Selected Construction Equipment During the Month of December and cumulative for 12 Months of 2010, Relative to Industry Results or Levels, Compared with Prior Year Periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Richard Tobin
Richard Tobin
Chief Financial Officer

January 18, 2011

Summary North American Retail Unit Sales Activity

For Selected Agricultural Equipment

During the Month of December and Cumulative for 12 Months 2010, Compared with Prior Year

Periods, and Indicators of North American Dealer Inventory Levels for Selected Agricultural

Equipment at the End of November 2010

Relative to Industry Results or Levels

The following table summarizes selected agricultural equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant monthly Agricultural Flash reports from AEM and CFIEI follow the table.

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

CATEGORY	Total North American Industry	CNH RELATIVE PERFORMANCE (All Brands)
RETAIL UNIT SALES:	December 2010
Month to Date
Agricultural Tractors:
under 40 horsepower (2WD)	16.9%	Up low double digits, in line with the Industry
40 to 100 horsepower (2WD)	21.9%	Up low double digits, slightly less than the Industry
over 100 horsepower (2WD)	18.0%	Up low double digits, slightly less than the Industry
4 wheel drive tractors	39.1%	Up moderate double digits, moderately less than the Industry
Subtotal tractors over 40 hp	21.6%	Up low double digits, slightly less than the Industry
Total Ag tractors	19.7%	Up low double digits, in line with the Industry

Combines	33.6%	Up low single digits, significantly less than the industry

Year to Date
Agricultural Tractors:
under 40 horsepower (2WD)	4.7%	Down low double digits, significantly worse than the Industry
40 to 100 horsepower (2WD)	(1.1)%	Down moderate double digits, significantly more than the Industry
over 100 horsepower (2WD)	16.5%	Up low double digits, moderately less than the Industry
4 wheel drive tractors	25.1%	Up moderate double digits, equal to the Industry
Subtotal tractors over 40 hp	6.0%	Down mid single digits, moderately worse than the Industry
Total Ag tractors	5.3%	Down low double digits, significantly worse than the Industry

Combines	9.3%	Up high single digits, in line with the Industry

AG DEALER INVENTORIES:	November 2010
End of the month
Agricultural Tractors:
under 40 horsepower (2WD)	7.1 months supply	1 month more than the Industry
40 to 100 horsepower (2WD)	5.8 months supply	1 month more than the Industry
over 100 horsepower (2WD)	3.3 months supply	In line with the Industry
4 wheel drive tractors	2.3 months supply	In line with the Industry
Total tractors	5.9 months supply	In line with the Industry

Combines	1.6 months supply	1/2 months more than the Industry

Estimated North American Retail Unit Sales Activity

For Selected Construction Equipment

During the Month of December and cumulative for 12 Months of 2010,

Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes CNH’s estimates of selected construction equipment industry retail unit sales results in North America as compared with prior year periods. Estimated industry results for the current periods are expressed in terms of the percentage change from the prior year periods, by major product category.

These industry preliminary estimates are based on unit sales and are believed to include most, but not all, of the equipment sold in each of the categories. The estimates are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results also will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

ESTIMATED NORTH AMERICAN RETAIL ACTIVITY

CATEGORY	Total North American Industry	CNH RELATIVE PERFORMANCE (All Brands)
RETAIL UNIT SALES:	December 2010
Month to Date
Loader/backhoes	Up high double digits	Up high double digits, equal to the Industry
Skid Steer Loaders	Up moderate double digits	Up moderate double digits, equal to the Industry
Total Light Equipment*	Up moderate double digits	Up moderate double digits, in line with the Industry
Total Heavy Equipment**	Up high double digits	Up high double digits, significantly more than the Industry

Year to Date
Loader/backhoes	Up low double digits	Down high single digits, significantly worse than the Industry
Skid Steer Loaders	Up low double digits	Up moderate double digits, moderately more than the Industry
Total Light Equipment*	Up low double digits	Up low double digits, moderately less than the Industry
Total Heavy Equipment**	Up low double digits	Up low double digits, in line with the Industry

*	As of January 1, 2009 compact track loaders and rough terrain forklift have been included in light equipment, as industry volume estimates are available for both 2008 and 2009.
**	As of January 1, 2009 crawler loaders have been excluded from heavy equipment, as units volumes are no longer significant.